FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	July 28, 2008	WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL
VIA EDGAR		CLIENT/MATTER NUMBER 026162-0121

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Interstate Power and Light Company Registration Statement on Form S-3 Filed June 24, 2008 File No. 333-151898

Wisconsin Power and Light Company Registration Statement on Form S-3 Filed June 24, 2008 File No. 333-151911

Dear Mr. Owings:

        On behalf of our clients, Interstate Power and Light Company, an Iowa corporation (“IPL”), and Wisconsin Power and Light Company, a Wisconsin corporation (“WPL,” and together with IPL, the “Companies”), set forth below are the Companies’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 22, 2008 (the “Comment Letter”), with respect to the above-referenced filings (each, the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Companies’ responses (in regular type).

Interstate Power and Light Company Registration Statement on Form S-3

Exhibit 5 – Opinion of Foley & Lardner LLP

1.	We note the language in numbered paragraph two that “[a]ll requisite action necessary to make any shares of Preferred Stock validly issued, fully paid and nonassessable will have been taken . . .” We also note similar language in numbered paragraph three with respect to the debt securities. This language does not clearly state the opinion of counsel that the debt securities will be valid, legal and binding obligations on you once the conditions have been met. Please revise the language in numbered paragraphs two and three to clearly state the legal opinion being given with respect to both the preferred stock and the debt securities.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Mr. H. Christopher Owings
July 28, 2008

        We advise the Staff that the language in numbered paragraphs two and three of the opinion of counsel has been revised in Exhibit 5 to Amendment No. 1 to the Registration Statement filed with the Commission today to clearly state the legal opinion being given in each such paragraph.

2.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all these assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

        We advise the Staff that IPL will file an unqualified opinion of counsel each time a takedown of securities occurs, which opinion will omit the assumptions regarding the future issuance of IPL’s securities being registered. We further advise the Staff on a supplemental basis that the filing of an unqualified opinion is consistent with IPL’s historical practice relating to opinions of counsel in connection with takedowns of securities from shelf registration statements on Form S-3.

3.	We note that counsel’s opinion is limited to Wisconsin law; however, we note that the indenture governing the debt securities is governed by New York law. Please remove this limitation from your opinion. In the alternative, please provide us with your analysis as to how counsel can opine that the debt securities are valid, legal and binding obligations of the company if the opinion is limited to Wisconsin law.

        We advise the Staff that the limitation relating to Wisconsin law has been deleted from the opinion of counsel in Exhibit 5 to Amendment No. 1 to the Registration Statement filed with the Commission today.

Wisconsin Power and Light Company Registration Statement on Form S-3

Exhibit 5 – Opinion of Foley & Lardner LLP

4.	Please address the above comments to the extent that they are applicable.

        We advise the Staff as follows:

•	The language in numbered paragraphs two and three of the opinion of counsel has been revised in Exhibit 5 to Amendment No. 1 to the Registration Statement filed with the Commission today to clearly state the legal opinion being given in each such paragraph.

•	WPL will file an unqualified opinion of counsel each time a takedown of securities occurs, which opinion will omit the significant assumptions regarding the future issuance of WPL’s securities being registered. We further advise the Staff on a supplemental basis that the filing of an unqualified opinion is consistent with WPL’s historical practice relating to opinions of counsel in connection with takedowns of securities from shelf registration statements on Form S-3.

Mr. H. Christopher Owings
July 28, 2008

        In the event that IPL or WPL requests acceleration of the effective date of its respective Registration Statement, it will furnish a letter to the Staff in the form described in the Comment Letter.

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5642 or Jessica S. Allen at (414) 297-5817.

Very truly yours,
/s/ John K. Wilson
John K. Wilson
cc:	Blair Petrillo
John Fieldsend
  Securities & Exchange Commission
F.J. Buri
Jake Blavat
Enrique Bacalao
  Interstate Power and Light Company
  Wisconsin Power and Light Company
Benjamin F. Garmer, III
Jay O. Rothman
Jessica S. Allen
Foley & Lardner LLP